Exhibit (a)(1)(i)

Cover Letter to Offer to Purchase and Letter of Transmittal

CPG JPMorgan Alternative Strategies Fund, LLC

If you do not want to sell your units at this time please disregard this notice. This is simply notification of the Fund’s tender offer.

December 22, 2011

Dear Investor:

We are writing to inform you of important dates related to the tender offer by CPG JPMorgan Alternative Strategies Fund, LLC (the “Fund”).  If you are not interested in selling your units of the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on December 22, 2011 and end on January 23, 2012, and any units tendered to the Fund will be valued on March 31, 2012 for purposes of calculating the purchase price of such units.  The purpose of the tender offer is to provide liquidity to investors of the Fund.  Fund units can be redeemed by means of a tender offer only during one of the Fund’s announced tender offers.

Should you wish to sell any of your units during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to the Fund’s Administrator, Gemini Fund Services, LLC (“Gemini”), either in the enclosed postage-paid envelope or by fax.  If you do not wish to sell any of your units, simply disregard this notice.  No action is required if you do not wish to redeem at this time.

All requests to tender Fund units must be received by Gemini, either by mail or by fax, in good order, by January 23, 2012.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by Gemini by calling the Fund at (212) 317-9200.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting Gemini to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by Gemini, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call the Fund at (212) 317-9200.

Sincerely,

CPG JPMorgan Alternative Strategies Fund, LLC